Exhibit 99.1

July 3, 2014

Dear Teva Shareholders:

Teva’s 2014 Annual General Meeting of Shareholders is only a few weeks away.

We received today a position paper from Mr. Benny Landa and Mrs. Ruth Cheshin, which encourages shareholders to withhold votes from one of the four Teva director nominees standing for election to Teva’s Board and to oppose the purchase by Teva of customary directors’ and officers’ liability insurance coverage.

We welcome open communications with all of our shareholders, and we appreciate your input towards our common goal of enhancing shareholder value.

While we welcome Mr. Landa’s and Mrs. Cheshin’s investment and interest in Teva, we do not agree with their positions.

Since our last annual meeting, Teva’s Board has taken significant actions, which are strengthening Teva for the future and positioning Teva to deliver sustained and enhanced shareholder value; since the start of the year, we have delivered 35.8% total shareholder return versus 8.0% for the S&P 500.

A key step for the future of Teva occurred earlier this year when the Board named a new President and CEO, Erez Vigodman, who has substantial and relevant leadership experience and a track record of growth, outperformance and successful transformations as a change agent at large global companies. Under the leadership of Mr. Vigodman, we are committed to enhancing Teva’s focus on strengthening our substantial product pipeline and continuing to improve Teva’s performance and enhance our growth prospects, in order to create substantial and sustained value for our shareholders.

In this regard, we have recently taken a number of significant steps, including:

•	Continuing to build our pharma pipeline with value-focused capital investments, multiple market launches and expected submissions of additional medicines for regulatory approval.

•	Executing our substantial cost-cutting plan.

•	Making targeted acquisitions that are consistent with our high-growth, high-return focus, including the acquisitions of NuPathe and Labrys Biologics.

•	Following FDA approval, executing the successful launch of Copaxone® 40mg, which has achieved a share above 45% of total Copaxone® prescriptions.

•	Adding top international pharmaceutical talent to our management, including Sigurdur Olafsson, who was most recently President of Actavis’ global generic business and brings deep expertise in the international pharmaceutical business.

As part of its periodic and organic evaluation of Teva’s corporate governance, our Board has reviewed, among other things, the size and composition of the Board. As part of this review, we first announced to shareholders earlier this year that we had decided to reduce the size of our Board and add new members with global healthcare experience, both of which we have begun.

Our Board proposed that stockholders nominate and elect Jean-Michel Halfon as a statutory independent director, adding his over 35 years of experience in international pharmaceutical operations and marketing, his track record of leadership at Pfizer (including as head of their emerging markets business) and his expertise in increasing access to medicines for underserved patients and in pioneering partnerships. Mr. Halfon will join a Board with deep and diverse experience and expertise in international pharmaceutical business and strategy, medical and science disciplines, finance, risk management and legal/compliance.

At the same time, three directors have decided not to stand for reelection, which will reduce the size of the Board to 13 by the end of the year. In addition, on June 18, 2014, our Chairman announced that it will be appropriate for him to step down as Chairman approximately by the end of this year. Our corporate governance and nominating committee is working on a succession plan.

The Board has made substantial progress in enhancing the leadership and governance of Teva, and continues to work thoughtfully and decisively toward advancing these goals.

In short, we believe we are on the right track to build sustainable value for our shareholders.

Turning to the specific proposals advanced by Mr. Landa and Mrs. Cheshin. While we respect Mr. Landa and Mrs. Cheshin and carefully consider suggestions from all of our shareholders, these requests are not consistent with the goals of delivering shareholder value.

PROPOSAL 1: ELECTION OF DIRECTORS (OTHER THAN STATUTORY INDEPENDENT DIRECTORS) AND PROPOSAL 2: ELECTION OF STATUTORY INDEPENDENT DIRECTORS

Following the recommendation of Teva’s corporate governance and nominating committee, the Board recommends that shareholders nominate and re-elect Mr. Dan Propper and Adv. Ory Slonim, Esq., as directors, nominate and re-elect Mr. Joseph (Yossi) Nitzani as a statutory independent director, and nominate and elect new nominee Mr. Jean-Michel Halfon as a statutory independent director. Each of these nominees brings important expertise, leadership and quality to Teva’s Board. Adv. Slonim in particular has leadership roles on the boards of leading firms and expertise in risk management, governance and regulatory matters; his re-election as a designated independent director to the Board will serve Teva and its shareholders well. We encourage shareholders to vote FOR all of Teva’s proposed director nominees.

PROPOSAL 4: APPROVAL OF DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Teva’s Board recommends that shareholders vote FOR approval of Teva’s purchase of directors’ and officers’ liability insurance. Directors’ and officers’ liability insurance coverage is customary and expected among leading Israeli, U.S. and international companies. Mr. Landa's and Mrs. Cheshin’s characterization of the policy which shareholders are being asked to approve lacks a basis in fact, and their efforts are counterproductive given our shared goal of being able to attract the highest quality directors for Teva. Teva’s independent financial and legal advisors have advised, and the Board’s human resources and compensation committee has confirmed, that the proposal is fully compliant with Israeli law and appropriate in light of Teva’s business activities and the risks involved in such activities. The Board believes that robust and comprehensive director and officer insurance liability coverage, commensurate with the size and characteristics of Teva, is essential to attract and retain qualified leadership at Teva, including directors, and such insurance coverage is necessary for Teva to continue delivering shareholder value.

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Our discussions regarding Teva’s corporate governance are ongoing. Corporate governance is a priority for our Board. We will continue, as we have done, to evaluate the size and composition of the Board to ensure that we maintain dynamic, exceptionally qualified leadership, and we will continue to take actions that are in the best interests of Teva and its shareholders.

We thank you for your continued support.

On behalf of the Board of Directors,

/s/ Richard S. Egosi
Richard S. Egosi
Group Executive Vice President,
Chief Legal Officer and Company Secretary